

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

April 6, 2016

<u>Via E-mail</u>
C. Alan Bentley
Executive Vice President and Chief Financial Officer
Diamond Resorts International, Inc.
10600 West Charleston Blvd.
Las Vegas, NV 89135

> **Re: Diamond Resorts International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-35967**

Dear Mr. Bentley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44</u>

1. We note your disclosure on page 9 that, as a result of your VOI strategy, you have limited requirements to build resort properties or acquire real estate as well as footnote 9 of your financial statements regarding unsold Vacation Interests. You further state on page 9 that you reacquire approximately 2% to 5% of your total outstanding VOIs from defaulted owners on an annual basis and you anticipate that this stream will satisfy a majority of your inventory needs for the foreseeable future. In future Exchange Act periodic filings, please revise to more specifically describe and quantify your VOI inventory, including without limitation, more specific description of the VOI products, whether such VOI

inventory is specific to certain properties or resort networks and the source of such VOI inventory.

Critical Accounting Policies, Key Revenue and Expenses and Use of Estimates, page 46

2.   We note your disclosure here and on page 36 that you make a number of significant judgments in applying your accounting policies and your use of different estimates and assumptions in the application of these policies could result in material changes to your reported financial condition and results of operations. In future filings, please revise your Management's Discussion & Analysis section to provide disclosure about the critical accounting estimates. Your enhanced disclosure should provide more detailed disclosure of those accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance.

Vacation Interests Cost of Sales, page 51

3.   We note your disclosure that Vacation Interests cost of sales decreased by 54.8%, primarily due to changes in estimates under the relative sales value method. Please provide us with additional details of these changes in estimate that led to this significant decrease. In addition, please tell us how you have met the disclosure requirements of ASC Topics 250-10-50-4 and 978-330-35-1 with respect to these changes in estimate. To the extent you propose to revise your disclosure in future filings, please provide us with your proposed disclosure.

Note 2 – Summary of Significant Accounting Policies, page F-10

Vacation Interests Carry Cost, Net, page F-14

4.   We note your disclosure that revenue from resort rentals and Sampler Packages is recorded as a reduction to vacation interests carrying cost, net. Please explain to us how your policy complies with the guidance related to incidental operations found in ASC Topic 978-330-35-3. To the extent you have determined that the incidental costs from these operations exceeds the incidental revenues, please tell us the types of costs you have considered to be incidental and related to these operations. Finally, please clarify for us whether resort rental and Sampler Package activities are related to interests that are considered to be in the holding period as defined by ASC Topic 978-330-35.

You may contact Eric McPhee at (202) 551-3693 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Off ice of Real Estate and
Commodities